November 21, 2008

VIA FACSIMILE AND EDGAR

Mr. Jim B. Rosenberg
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centene Corporation Form 10-K for the Fiscal Year Ended December 31, 2007,
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-31826

Dear Mr. Rosenberg:

This letter sets forth the responses of Centene Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filings.  The Staff’s comments were provided to the Company in a letter dated November 10, 2008.  We are also delivering copies of this letter to Ms. Christine Allen of the Commission’s Staff.

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenient reference, we have listed below the Staff’s comments in italics and our related response for each item.  Capitalized terms used in this letter and not otherwise defined have the meanings given to them in our 2007 Annual Report on Form 10-K or September 2008 Quarterly Report on Form 10-Q:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations and Key Metrics

Revenues and Revenue Recognition, page 29

1.
Please explain to us why revenue for the period July 1, 2007 through December 31, 2007 related to the contract amendment from the State of Georgia was recorded in the first quarter of 2008 instead of the fourth quarter of 2007.  It appears from the press release filed with your Form 8-K dated February 5, 2008 that the Company believes that this revenue should be recorded in the fourth quarter of 2007.

Response

We recognized the premium revenue increase for the period of July 1, 2007 through December 31, 2007 in the first quarter of 2008 because that is when the Company met the criteria for revenue recognition under Staff Accounting Bulletin No. 104 (SAB), “Revenue Recognition”.  Specifically, the amendment between the Company and the State of Georgia was not executed and returned to the Company from the State of Georgia until the first quarter of 2008.  As a result, we believe that “persuasive evidence of an arrangement” did not exist until the first quarter of 2008.  It is normal and customary to obtain written sales contracts for transactions between the Company and state governmental agencies.  In accordance with SAB 104, we concluded that the countersignature by the State of Georgia was not “perfunctory” and was required in order to recognize revenue associated with the amendment.

The press release filed with our Form 8-K dated February 5, 2008, indicated that we believed the appropriate accounting treatment would have been to record the revenue in the fourth quarter of 2007 however, we had not concluded on this issue.  After completing our review of all the facts and circumstances, including conferring with our auditors, we concluded that revenue should be recognized during the first quarter of 2008.

Critical Accounting Policies

Medical Claims Liabilities, page 35

2.
You disclose that “We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice.”  Please tell us the intent of this disclosure that refers to your independent actuaries.  Also, please revise your disclosure to discuss what information you receive from the independent actuaries, your procedure for using the information provided by independent actuaries when calculating your medical claims liabilities, whether you have adjusted your estimates based on the analyses performed by independent actuaries and if so by how much.

Response

We refer to the use of independent actuaries to inform the reader that as part of our liability estimation process, we obtain information from a third party and consider that information as we develop our estimated claims liability.  Specifically, we receive a review report from the actuaries indicating their estimate of our claims liability.  We do not rely on this report to adjust our claims liability, rather we utilize their calculation of our claims liability only as additional information, together with management’s judgment to determine the assumptions to be used in the calculation of our claims liability.  We respectfully submit that disclosing whether we have, or have not adjusted our claims liability estimate as a result of the actuaries review report would inaccurately cause readers of our financial statements to assume that management relies exclusively on the independent actuaries review report.

In response to the Commissions comments, we propose to enhance our disclosure under Medical Claims Liabilities in our Annual Report on Form 10-K for the year ended December 31, 2008 with wording similar to the following:

Our medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims at the end of each period.  We estimate medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice.  These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

We use our judgment to determine the assumptions to be used in the calculation of the required estimates.  The assumptions we consider when estimating IBNR include claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of certain medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims.

Additionally, we contract with independent actuaries to review our estimates on a quarterly basis.  The independent actuaries provide us with a review letter that includes the results of their analysis of our medical claims liability.  We do not rely solely on their report to adjust our claims liability. We utilize their calculation of our claims liability only as additional information, together with management’s judgment to determine the assumptions to be used in the calculation of our liability for claims.

3.
You disclose that “Changes in estimates of incurred claims for prior years were attributable to favorable development, including changes in medical utilization and cost trends as well as the effect of establishing the liabilities under moderately adverse conditions.  We implement various medical management initiatives in our markets which may contribute to the favorable development of our medical claims liabilities.”  Please revise your disclosure to provide the following to clarify the reasons for your changes in estimates for each year presented:

a.
Expand your disclosure to quantify the change in estimate amount attributable to changes in medical utilization and cost trends versus the effect of establishing the liabilities under moderately adverse conditions.

b.	Clarify the various medical management initiatives implemented in your markets that may contribute to favorable development and quantify the impact of these initiatives on favorable development.

c.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Response – a.

We are unable to quantify the impact on medical utilization and costs trends versus the effect of establishing the liability under moderately adverse conditions.  This is due to the fact that the medical claims liability includes incurred but not reported (IBNR) claims and it is difficult to bifurcate medical utilization and costs trends versus the effect of establishing the liability under moderately adverse conditions.  While in some instances we can identify this on a case by case basis, quantifying on our volume of claims is impractical.

Response – b.

The Company believes that the following examples of medical management initiatives may have contributed to the favorable development through lower medical utilization and cost trends:

•	Appropriate leveling of care for neonatal intensive care unit (NICU) hospital admissions, other inpatient hospital admissions, and observation admissions, in accordance with Interqual criteria.
•	Tightening of our pre-authorization list and more stringent review of durable medical equipment (DME) and injectibles.
•
Emergency department (ED) program designed to collaboratively work with hospitals to steer non-emergency care away from the costly ED setting (through patient education, on-site alternative urgent care settings, etc.)

•
Increase emphasis on case management and clinical rounding where case managers are nurses or social workers who are employed by the health plan to assist selected patients with the coordination of healthcare services in order to meet a patient's specific healthcare needs.

•	Incorporation of disease management which is a comprehensive, multidisciplinary, collaborative approach to chronic illnesses such as asthma and diabetes.

While the Company has evidence that medical management initiatives are effective on a case by case basis, we are unable to accurately quantify the impact on medical costs as a component of favorable development across our total membership as it is not cost effective, practical or in certain circumstances separable.  As noted above in response a, this is due to the fact that the medical claims liability includes incurred but not reported (IBNR) claims making it difficult to associate specific initiatives to those liabilities and the related subsequent development.

Additionally, medical management occurs before the claim is initiated and thus any reduction in medical costs occurs prior to claim submission.  For example, if a person has a common cold and goes to the emergency room but is redirected to their Primary Care Physician (PCP) as a result of a medical management initiative, the claim is submitted from the PCP.  While in this case the medical management initiative was effective, the cost differential is not known by the Company as the claim is originally filed by the PCP.  As noted above, we can identify this on a case by case basis on certain initiatives, but quantifying on our volume of claims is impractical.

Lastly, certain medical management initiatives are focused on member and provider education with the intent of influencing behavior to appropriately align the medical services provided with the member’s acuity.  In these cases, determining whether the medical management initiative changed the behavior can not be determined.

In response to the Commission’s comments, the Company proposes to enhance our disclosure in our Annual Report on Form 10-K for the year ended December 31, 2008 to include the types of medical management initiatives effective for the periods presented.

Response – c.

In response to the Commissions comments, we propose to enhance our disclosure in our Annual Report on Form 10-K for the year ended December 31, 2008 with wording similar to the following:

Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as additional claims receipts and payment information becomes available.  As more complete claims information becomes available, we adjust the amount of the estimates, and include the changes in estimates in medical costs in the period in which the changes are identified.  In every reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with previously reported periods.  We consistently apply our reserving methodology from period to period.  As additional information becomes known to us, we adjust our actuarial model accordingly to establish medical claims liability estimates.

Item 15.  Exhibits and Financial Statement Schedules, page 41

4.
We note that you filed as exhibits to your filing copies of your Georgia and Texas state contracts.  Please also file copies of your Indiana, Ohio and Wisconsin state contracts or, in the alternative, please provide us with a supplemental analysis supporting your apparent conclusion that your business is not substantially dependent on each of these state contracts.

Response

We utilize 15% of prior year actual or current year forecasted revenue as an initial threshold for determination of whether our business is substantially dependent on any given state contract.  Our health plans in certain states, including Texas and Ohio, operate under multiple state contracts and each contract is evaluated on a stand-alone basis to determine if our business is substantially dependent upon it.  Our state contracts are listed in our Annual Report on Form 10-K under Part I, Item 1. Business Regulation, pages 12 and 13.  The only contracts exceeding 15% of our prior year actual or current year forecasted revenue are the Georgia Medicaid & SCHIP and the Texas Medicaid, SCHIP & SSI contracts.  As you noted, these contracts were filed as exhibits to our Annual Report on Form 10-K.  Our contracts in Indiana, Ohio and Wisconsin individually comprise less than 15% of both 2007 consolidated revenues and forecasted 2008 consolidated revenues.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Notes to the Consolidated Financial Statements

3. Recent Accounting Pronouncements, page 4

5.
Please refer to your disclosure regarding the adoption of SFAS 157.  Please revise your disclosure to provide the information required by paragraphs 32 through 34 of SFAS 157.  Also, it appears from your disclosure that the fair value of all of short-term investments, long-term investments and restricted deposits are based on Level 1 inputs.  Please explain to us how you met the criteria in paragraphs 24 through 27 of SFAS 157 for each type of asset disclosed in Note 7 that are based on Level 1 inputs.

Response

Substantially all of the Company’s short-term investments, long-term investments and restricted deposits are classified as available for sale.  The U.S. Treasury securities, corporate securities, and State and municipal securities have been priced by an industry leading bond pricing service using quoted market prices in active markets for identical securities.  The fair value of equity securities classified as available for sale were based upon quoted market prices in active markets for identical securities.  Our investment in money market funds (comprising our investment in the Reserve Primary Fund) was a cost method investment not within the scope of FASB Statement No. 157, Fair Value Measurements.  The Company’s investment in life insurance contracts are recorded at their cash surrender value in accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance.  Therefore, they are outside the scope of FASB Statement No. 157.  Certain equity investments are cost method investments and not within the scope of FASB Statement No. 157.

In response to the Commission’s comments, we propose to enhance our disclosure in our Annual Report on Form 10-K for the year ended December 31, 2008 with a disclosure footnote entitled “Fair Value Measurements” similar to the following:

Fair Value Measurements

The Company adopted FASB Statement No. 157, Fair Value Measurements for financial assets and liabilities on January 1, 2008.  FASB Statement No. 157 defines fair value and establishes a framework for measuring fair value in accordance with existing GAAP, and expands disclosure about fair value measurements.  Assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value.  Level inputs, as defined by FASB Statement No.157, are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at September 30, 2008 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II		Level III		Total
Investments available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$42,510	$		$		$42,510
Corporate securities	52,142		―		―	52,142
State and municipal securities	258,108		―		―	258,108
Asset backed securities	15,490		―		―	15,490
Equity securities	4,442		―		―	4,442

Total assets	$372,692	$	―	$	―	$372,692

Debt	$-		$240,348	$	―	$240,348

      Upon completion of this review process, we intend to include the revised disclosures discussed in this letter in our future filings, as applicable, starting with our Annual Report on Form 10-K for the year ended December 31, 2008.  In order to facilitate your review in response to Staff comments two and three, we propose to enhance our disclosure associated with our Critical Accounting Policy – Medical Claims Liabilities with wording similar to what is illustrated in Exhibit A. Please contact Jeffrey A. Schwaneke, Vice President, Corporate Controller and Chief Accounting Officer, at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ Michael F. Neidorff

Michael F. Neidorff
Chairman and Chief Executive Officer

cc:	Ms. Christine Allen, Securities and Exchange Commission
Mr. Jeffrey A. Schwaneke, Centene Corporation
Mr. Gary Hoemann, KPMG LLP
Mr. J. Mark Klamer, Bryan Cave LLP

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 21, 2008

EXHIBIT A

ATTACHMENT TO RESPONSE OF CENTENE TO S.E.C. COMMENT LETTER

Medical Claims Liabilities

Our medical claims liability includes claims reported but not yet paid, or inventory, estimates for claims incurred but not reported (“IBNR”) and estimates for the costs necessary to process unpaid claims at the end of each period.  We estimate our medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice.  These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions.  Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate.  In many situations, the claims amounts ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice.

We use our judgment to determine the assumptions to be used in the calculation of the required estimates.  The assumptions we consider when estimating IBNR include, without limitation, claims receipt and payment experience (and variations in that experience), changes in membership, provider billing practices, health care service utilization trends, cost trends, product mix, seasonality, prior authorization of medical services, benefit changes, known outbreaks of disease or increased incidence of illness such as influenza, provider contract changes, changes to Medicaid fee schedules, and the incidence of high dollar or catastrophic claims.

       We apply various estimation methods depending on the claim type and the period for which claims are being estimated.  For more recent periods, incurred non-inpatient claims are estimated based on historical per member per month claims experience adjusted for known factors.  Incurred hospital inpatient claims are estimated based on known inpatient utilization data and prior claims experience adjusted for known factors.  For older periods, we utilize an estimated completion factor based on our historical experience to develop IBNR estimates.  The completion factor is an actuarial estimate of the percentage of claims incurred during a given period that have been received or adjudicated as of the reporting period to the estimate of the total ultimate incurred costs.  When we commence operations in a new state or region, we have limited information with which to estimate our medical claims liability.  See “Risk Factors – Failure to accurately predict our medical expenses could negatively affect our reported results.”  These approaches are consistently applied to each period presented.

Additionally, we contract with independent actuaries to review our estimates on a quarterly basis.  The independent actuaries provide us with a review letter that includes the results of their analysis of our medical claims liability.  We do not solely rely on their report to adjust our claims liability. We utilize their calculation of our claims liability only as additional information, together with management’s judgment to determine the assumptions to be used in the calculation of our liability for claims.

Our development of the medical claims liability estimate is a continuous process which we monitor and refine on a monthly basis as additional claims receipts and payment information becomes available.  As more complete claim information becomes available, we adjust the amount of the estimates, and include the changes in estimates in medical costs in the period in which the changes are identified.  In every reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with previously reported periods.  We consistently apply our reserving methodology from period to period.  As additional information becomes known to us, we adjust our actuarial model accordingly to establish medical claims liability estimates.

The completion factor, claims per member per month and per diem cost trend factors are the most significant factors affecting the IBNR estimate.  The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by changes in these factors based on December 31, 2008 data:

Completion Factors (1):				Cost Trend Factors (2):
(Decrease) Increase in Factors		Increase (Decrease) in Medical Claims Liability		(Decrease) Increase in Factors	Increase (Decrease) in Medical Claims Liability
		(in thousands)			(in thousands)
(3)%		$ xx,xxx		(3)%	$ (xx,xxx	)
(2)		xx,xxx		(2)	(x,xxx	)
(1	) )	xx,xxx		(1)	(x,xxx	)
1		(xx,xxx	)	1	x,xxx
2		(xx,xxx	)	2	x,xxx
3		(xx,xxx	)	3	xx,xxx

(1)	Reflects estimated potential changes in medical claims liability caused by changes in completion factors.
(2)	Reflects estimated potential changes in medical claims liability caused by changes in cost trend factors for the most recent periods.

While we believe our estimates are appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates.  For example, a 1% increase or decrease in our estimated medical claims liability would have affected net earnings by $X.X million for the year ended December 31, 2008.  The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

The change in medical claims liabilities is summarized as follows (in thousands):

	Year Ended December 31,
	2008			2007	2006
Balance, January 1		$335,856		$249,864	$139,687
Acquisitions		—		—	1,788
Incurred related to:
Current year		x,xxx,xxx		2,340,716	1,569,082
Prior years		(xx,xxx	)	(16,230)	(13,424
Total incurred		x,xxx,xxx		2,324,486	1,555,658
Paid related to:
Current year		x,xxx,xxx		2,009,881	1,322,607
Prior years		xxx,xxx		228,613	124,662
Total paid		x,xxx,xxx		2,238,494	1,447,269
Balance, December 31	$	xxx,xxx		$335,856	$249,864

Claims inventory, December 31		xxx,xxx		312,700	267,700

Days in claims payable [1]		xx.x		49.1	46.4
    ________________________
      1 Days in claims payable is a calculation of medical claims liabilities at the end of the period divided by average expense per calendar day for the fourth quarter of each year.

The acquisition in 2006 includes reserves acquired in connection with our acquisition of OptiCare.

Medical claims are usually paid within a few months of the member receiving service from the physician or other healthcare provider.  As a result, the liability generally is described as having a “short-tail,” which causes less than 5% of our medical claims liability as of the end of any given year to be outstanding the following year.  We believe that substantially all the development of the estimate of medical claims liability as of December 31, 2008 will be known by the end of 2009.

Changes in estimates of incurred claims for prior years were attributable to favorable development, including changes in medical utilization and cost trends as well as the effect of establishing the liability under moderately adverse conditions.  The following medical management initiatives may have contributed to the favorable development through lower medical utilization and cost trends:

•	Appropriate leveling of care for neonatal intensive care unit (NICU) hospital admissions, other inpatient hospital admissions, and observation admissions, in accordance with Interqual criteria.
•	Tightening of our pre-authorization list and more stringent review of durable medical equipment (DME) and injectibles.
•
Emergency department (ED) program designed to collaboratively work with hospitals to steer non-emergency care away from the costly ED setting (through patient education, on-site alternative urgent care settings, etc.)

•
Increase emphasis on case management and clinical rounding where case managers are nurses or social workers who are employed by the health plan to assist selected patients with the coordination of healthcare services in order to meet a patient's specific healthcare needs.

•	Incorporation of disease management which is a comprehensive, multidisciplinary, collaborative approach to chronic illnesses such as asthma.